SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

        For the month of: August, 2005   Commission File Number: 0-30816
                          ------------                           -------

                           AURORA METALS (BVI) LIMITED
                            ------------------------
                              (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                            Vancouver, Canada V6B 3Z1
                       ----------------------------------
                    (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AURORA METALS (BVI) LIMITED

Date: August 5, 2005                   BY:  /s/ John A.A. James
      --------------                        -------------------
                                            John A.A. James
                                            President and Director

Date: August 5, 2005                   BY:  /s/ A. Cameron Richardson
      --------------                        -------------------------
                                            A. Cameron Richardson
                                            Chief Financial Officer and Director

                                  EXHIBIT INDEX

Exhibit     Description of Exhibit:

     March 31, 2005 quarterly financial statements
12.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.12.2
13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:
Consolidated Balance Sheets                 -- March 31, 2005 and December 31, 2004
Consolidated Statements of Operations       -- Three Months Ended March 31, 2005
Consolidated Statements of Cash Flows       -- Three Months Ended March 31, 2005
Notes to Consolidated Financial Statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Balance Sheet
March 31, 2005 and December 31, 2004
(Expressed in U.S. Dollars)                              March 31     December 31
(Unaudited)                                                2005          2004
----------------------------------------------------------------------------------

ASSETS
Current assets
  Cash and cash equivalents                            $    27,832   $     32,695
  Accounts receivable                                            -            106
----------------------------------------------------------------------------------
Total current assets                                        27,832         32,801

Mineral property                                                 -              -
----------------------------------------------------------------------------------
Total assets                                           $    27,832   $     32,801
----------------------------------------------------------------------------------

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities             $    84,823   $     80,077
----------------------------------------------------------------------------------
Total Liabilities                                           84,823         80,077

STOCKHOLDERS' DEFICIENCY

Share Capital
  Authorized
   50,000,000 common shares, with par value $0.01each
Issued
  17,548,073 (2004 - 17,548,073) common shares             175,481        175,481
Additional paid-in capital                               1,464,373      1,464,373
Accumulated deficit during the exploration stage        (1,696,845)    (1,687,130)
----------------------------------------------------------------------------------
Stockholders' deficiency                                   (56,991)       (47,276)
----------------------------------------------------------------------------------
Total liabilities and stockholders' deficiency         $    27,832   $     32,801
----------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Operations                            Three months    Three months
(Expressed in U.S. Dollars)                       Cumulative            ended           ended
(Unaudited)                                    June 17, 1997         March 31        March 31
                                              (inception) to   ------------------------------
                                                    March 31             2005            2004
                                                        2005
---------------------------------------------------------------------------------------------
General and administrative expenses
  Administrative and general                 $       134,095   $       8,139   $       2,643
  Professional fees - accounting and audit            66,409             680             240
  Professional fees - legal                          126,946             229               -
  Consulting fees                                    136,999             667               -
  Stock based compensation                             9,500               -               -
---------------------------------------------------------------------------------------------
                                                     473,949           9,715           2,883

Project development expenses                         217,747               -               -
Project finders' Fees                                 72,750               -               -
Exploration expenses                                 910,329               -               -
Lease maintenance fee                                 22,070               -               -
---------------------------------------------------------------------------------------------
Net loss for the period                           (1,696,845)         (9,715)         (2,883)
---------------------------------------------------------------------------------------------

Loss per share, basic and diluted                                      (0.00)          (0.00)

Weighted average common
  shares outstanding - basic and diluted                          17,548,073      16,463,076
---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

                                                            Cumulative
Consolidated Statements of Cash Flows                     June 17, 1997    Three months    Three months
(Expressed in U.S. Dollars)                              (inception) to           ended           ended
(Unaudited)                                                    March 31        March 31        March 31
                                                                   2005            2005            2004
-------------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
  Net loss for the period                              $    (1,696,845)  $      (9,715)  $      (2,883)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      -  stock based compensation                                9,500               -               -
      -  issuance of stock for services                        256,125               -               -
Changes in assets and liabilities:
      -  accounts receivable                                         -             106               -
      -  accounts payable and accrued liabilities              184,823           4,746           2,898
-------------------------------------------------------------------------------------------------------
Net cash used in operating activities                       (1,246,397)         (4,863)             15
-------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Proceeds from issuance of common stock                     1,274,229               -               -
-------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash                        27,832          (4,863)             15
  equivalents
Cash and cash equivalents, beginning of period                       -          32,695             737
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period               $        27,832   $      27,832   $         752
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Notes to the March 31, 2005 Consolidated Financial Statements
-------------------------------------------------------------

Common Shares Outstanding

As at March 31, 2005, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 17,548,073 common shares issued and outstanding at March 31, 2005.

Stock Options Outstanding

At March 31, 2005 and December 31, 2004 the Company had 1,100,000 options outstanding with an exercise price of $0.15 per common share.

Application of Critical Accounting Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company's accounting policies are described in note 2 to its December 31, 2004 consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties and Exploration Expenses described in its December 31, 2004 consolidated financial statements for the Company's policy on exploration costs and expenses. Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market  Risk  Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls  and  Procedures

The principal executive and principal financial officers of the Company have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date.

There were no significant changes in our controls or in other factors that could significantly affect these internal controls subsequent to the date of the most recent evaluation.